Exhibit 99.2

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of June 17, 2013 (this “Agreement”), by and among Tiger Media Yaoyang (“Buyer”), a wholly-owned subsidiary of Tiger Media, Inc., a Cayman Islands exempted company (“Parent”) and Symbol Media, Inc., a China corporation (the “Seller”). Buyer, the Seller and the Owners are referred to collectively in this Agreement as the “Parties.”

Recitals

A. The Seller is in the media advertising business and has secured certain mall contracts that Buyer wishes to acquire.

B. Capitalized terms used, but not otherwise defined, in this Agreement shall have the meanings ascribed thereto in Article 5.

Agreement

Now, therefore, in consideration of the premises and the mutual promises made in this Agreement, and in consideration of the representations, warranties, and covenants contained in this Agreement, the Parties agree as follows.

Article 1

Purchase and Sale of the Purchased Assets

1.1 Purchase and Sale of the Purchased Assets. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from the Seller, and the Seller agrees to sell, assign, transfer and deliver to Buyer and hereby does sell, assign and transfer all right, title and interest in and to the assets specifically described in Schedule 1.1, free and clear of all liens and encumbrances (the “Purchased Assets”).

1.2 Purchase Price. In full consideration for the sale and transfer of the Purchased Assets from Seller to Buyer and subject to Article 4.2 herein, Buyer agrees to purchase the Purchased Assets for US$2,200,000 to be issued to Seller or its nominee (“Seller Nominee”) in the form of the number of ordinary shares, par value $0.0001 per share (the “Tiger Media Shares”) of the Parent calculated by dividing the Purchase Price by the higher of (i) the 30-day closing average of the Parent’s Ordinary Shares on the NYSE MKT, or (ii) the closing price on the Closing Date. The Tiger Media Shares shall be delivered to Owners within ten (10) business days of the Closing Date and shall be issued as of the Closing Date.

1.2 Assumption of Liabilities. Buyer agrees that it shall be responsible for all Liabilities relating to its ownership and use of the Purchased Assets from and after the Effective Date (“Assumed Liabilities”). For clarity, Buyer shall not assume, pay or have any responsibility with respect to, and the Seller shall continue to be responsible for, all Liabilities of the Seller with respect to its ownership and use of the Purchased Assets prior to Closing (“Retained Liabilities”).

1.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Parent, in Shanghai, China, and shall be effective on June 17, 2013, or at such other time and place as the Parties may agree (the “Closing Date”).

Article 2

Representations and Warranties Regarding the Seller

The Seller represents and warrants to Buyer that the statements contained in this Article 2 are correct and complete as of the Effective Date.

2.1 Organization, Qualification and Corporate Power. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of China. The Seller has full corporate power and authority to own, lease and use the Purchased Assets.

2.2 Authority. This Agreement and all other agreements and instruments to be executed in connection herewith and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. The Seller has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and the other agreements contemplated hereby to be executed and delivered by the Seller have been executed and delivered by the Seller as of such date and constitute valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms.

2.3 Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, order, charge, or other restriction of any Governmental Authority to which the Seller is subject or any provision of the charter or bylaws of the Seller or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which it is bound or to which any of the Purchased Assets is subject (or result in the imposition of any lien upon any of the Purchased Assets).

2.4 Title to Assets. The Seller has good and transferable title to, all of the Purchased Assets, in each case, free and clear of all liens and encumbrances. Schedule 2.4 identifies a true and complete list of (i) all of the Intellectual Property owned, licensed or used by the Seller relating to the Purchased Assets, and (ii) all license agreements and arrangements with respect to any of such Intellectual Property to which the Seller is a party, whether as licensee, licensor or otherwise. The Seller has not authorized any other person to use or otherwise exploit the Purchased Assets.

2.5 Legal Compliance. The Seller (i) has been and is in compliance with all applicable laws (including rules, regulations, codes, plans, orders and charges thereunder) of Governmental Authorities that relate to the Purchased Assets. No Action is pending or threatened against the Seller that challenges or may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated by this Agreement.

2.6 Litigation. There are no actions or investigations pending or threatened against the Seller that (a) relate to the Purchased Assets, or (b) would reasonably be expected to prohibit the consummation of the transactions contemplated by this Agreement.

2.7 Contracts. Section 2.7 of the Disclosure Schedule lists all contracts and other agreements (whether written or oral) to which the Seller is a party that relate to the Purchased Assets. The Seller has delivered, or made available, to Buyer a true, correct and complete copy of each contract or other agreement (as amended to date) listed in Section 2.7 of the Disclosure Schedule (or a summary thereof in the case of an oral contract). All contracts or agreements set forth on Section 2.7 of the Disclosure Schedule are enforceable against the Seller and are in full force and effect. The Seller has not committed any breach of, or default under or repudiated, the terms of any contract or agreement set forth in Section 2.7 of the Disclosure Schedule.

2.8 Restricted Shares. The Seller understands and acknowledges that the Tiger Media Shares are being offered in reliance upon the exemption provided in Section 4(2) of the Securities Act for nonpublic offerings, and the Seller represents that it is acquiring the Tiger Media Shares hereunder for its own account, for investment and not with a view to, or for the sale in connection with, any distribution of any of the Tiger Media Shares, except in compliance with applicable state and federal securities laws. The Seller has had the opportunity to obtain such information pertaining to Buyer and Parent as has been requested, including but not limited to filings made by Parent with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The Seller understands and acknowledges that the Tiger Media Shares have not been registered with the Securities and Exchange Commission under the Securities Act and shall bear an appropriate restrictive legend. The Seller further understands and acknowledge that any sale, transfer or disposition by them of any of the Tiger Media Shares may, under current law, be made only in accordance with Rule 144 of the Securities Act or another exemption to the Securities Act.

Article 3

Representations and Warranties Regarding Buyer and Parent

Each of Buyer and Parent represents and warrants to the Seller that the statements contained in this Article 3 are correct and complete as of the Effective Date.

3.1 Organization of Buyer. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of China. Parent is a corporation duly organized, validly existing and in good standing under the laws of Cayman Islands exempted companies.

3.2 Authorization of Transaction. Each of Buyer and Parent has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer and Parent, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer and Parent.

3.3 Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, order, charge, or other restriction of any Governmental Authority to which Buyer or Parent is subject or any provision of its charter, bylaws, or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer or Parent is a party or by which it is bound or to which any of its assets is subject.

Article 4

Pre-Closing and Post-Closing Covenants

4.1 Contracts. Prior to the Closing, Seller shall (i) provide written documentation that each of the Contracts listed on Schedule 2.7 has been properly assigned, transferred or novated in favor of the Buyer and that no further consent of the contract counterparty is required for Buyer to have full rights under each contracts listed on Schedule 2.7, or (ii) shall have procured from each landlord of the contracts listed on Schedule 2.7 a new contract with the Buyer on substantially the same or better terms with respect to each contract.

4.2 Lock Up of Tiger Media Shares. Except as noted herein, Seller or Seller’s Nominee, as the case may be, agrees that it will not, for a period of one year from the date of this Agreement (the “Lock-Up Period”), without the prior written consent of the Parent, offer, sell, contract to sell, pledge or otherwise dispose of, or contract to dispose of any of the Tiger Media Shares acquired pursuant to this Agreement, other than to an affiliate of Seller or Seller’s Nominee. In the event Parent consents to the transfer of the Tiger Media Shares or Seller or Seller’s Nominee transfers the Tiger Media Shares to a permitted assign, the transferee shall execute an agreement stating that such transferee is receiving and holding the Tiger Media ordinary shares subject to the provisions of this Agreement. Notwithstanding the foregoing, the Lock-Up Period shall not apply in the event of (i) a Change of Control Transaction (as defined herein) of the Parent; or (ii) the Parent terminates Peter Tan as its Chief Executive Officer without cause pursuant to Section 7(b) of that certain Employment Agreement between the Parent and Mr. Tan dated February 7, 2012 (the “Tan Employment Agreement”) or Mr. Tan terminates his employment for Good Reason pursuant to Section 7(c) of the Tan Employment Agreement.

4.3 General. In case at any time after the Effective Date any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments, notices and documents) not inconsistent with this Agreement as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (except as otherwise specified herein).

Article 5

Definitions

5.1 “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

5.2 “Change of Control Transaction” shall mean (1) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Parent other than to a Parent Affiliate; or (2) any consolidation or merger or other business combination of the Parent with any other entity, other than a Parent Affiliate, where the shareholders of the Parent, immediately prior to the consolidation or merger or other business combination would not, immediately after the consolidation or merger or other business combination, beneficially own, directly or indirectly, shares representing at least fifty percent (50%) of the combined voting power of all of the outstanding securities of the entity issuing cash or securities in the consolidation or merger or other business combination (or its ultimate parent corporation, if any); or (3) the Board of the Parent adopts a resolution to the effect that a “Change In Control” has occurred for purposes of this Agreement. Parent Affiliate shall mean any affiliate of Phillip Frost, Frost Gamma Investments Trust, The Frost Group, LLC or any of their respective members or affiliates.

5.3 “Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similarly recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

5.4 “Intellectual Property” means, on a worldwide basis all (a) inventions, developments and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations relating thereto, (b) trademarks, service marks, trade dress, logos, trade names, slogan, corporate names, advertising and promotional materials, and all goodwill associated therewith, together with all translations, adaptations, derivations, and combinations, applications, registrations, and renewals relating thereto, (c) copyrightable works, all copyrights, and all applications, registrations, and renewals relating thereto, (d) trade secrets and confidential business information (including ideas, research and development, know how, formulas, compositions, databases, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) computer software and databases (including all data and related documentation), (f) other proprietary rights, (g) Internet domain names and registration rights, and rights in telephone numbers and (h) copies and tangible embodiments of the foregoing (in whatever form or medium), and with respect to any of the foregoing, any registrations or applications to register or renew a registration, any other type of proprietary intellectual property right recognized by any jurisdiction, and all rights to sue for and remedies against past, present and future infringements.

5.5 “Liability” means, with respect to any person, any liability or obligation of such person of any kind, known or unknown, whether absolute or contingent, matured or unmatured, conditional or unconditional, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, or due or to become due.

Article 6

Miscellaneous

6.1 Entire Agreement. This Agreement (including the documents referred to in this Agreement) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

6.2 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named in this Agreement and their respective successors and permitted assigns, provided however that Parent and Buyer may assign either this Agreement or any of its rights, interests, or obligations hereunder to an Affiliate without the prior written approval of Buyer and the Seller.

6.3 Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

6.4 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

6.5 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) two business days after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) two business days after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

Address for the Seller:

Symbol Media, Inc.

Room 1103-1104, Building B, No.28

Xuanhua Road, Shanghai, China

Address for Parent or Buyer:

Tiger Media, Inc.

K-Wah Center #38-03,

1010 Middle Huaihai Road, Shanghai, China, 200031

Fax: 86-21-3461-5667

With a copy to:

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

Attn: Joshua Weingard, Corporate Counsel and Corporate Secretary

Fax: (305) 575-4130

Jweingard@tigermedia.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Agreement.

6.6 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

6.7 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

6.9 Expenses. Each of the parties hereto shall bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

6.10 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “ including” shall mean including without limitation.

NOW THEREFORE, Buyer, Parent and Seller have executed this Agreement as of the date first above written.

PARENT

TIGER MEDIA, INC.

By:	/s/ Steve Ye
Name:	Steve Ye
Title:	Chief Financial Officer

BUYER

TIGER MEDIA YAOYANG

By:	/s/ Steve Ye
Name:	Steve Ye
Title:	Chief Financial Officer

SELLER

SYMBOL MEDIA, INC.

By:	/s/ Stephen Zhu
Name:	Stephen Zhu
Title:	CEO